Mail Stop 4561

January 17, 2007

By mail and facsimile to (406) 457-4013

Mr. Peter J. Johnson
Executive Vice President and Chief Financial Officer
Eagle Bancorp
1400 Prospect Avenue
Helena, MT 59601

      Re: **Eagle Bancorp**
               Form 10-KSB for the Fiscal Year Ended June 30, 2006
               Filed September 15, 2006
               File No. 0-29687

Dear Mr. Johnson:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Our comment request you provide us with certain information on a supplemental basis. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2006:

Consolidated Financial Statements

Note 3 – Securities, page 13

1.   We note your disclosure that your investments in corporate obligations and corporate preferred stock have been in a continuous unrealized loss position for 12 months or longer as of June 30, 2006. Please provide us with your comprehensive analysis describing your basis for concluding that these

investments were not other than temporarily impaired as of June 30, 2006. Please address the following in your analysis for each security:

- the nature of the investment, including the issuer and terms;
- the length of the time and the extent to which the market value has been less than cost;
- the credit rating of as of June 30, 2006;
- your intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value;
- your basis for concluding that a recovery of market value is likely for corporate preferred stock, which would not appear to have contractual provisions for a return of your principal investment
- your estimate of the time period considered in evaluating your intent and ability to retain the investment;
- other evidence you considered; such as industry analyst reports, sector credit ratings, volatility of the security's fair value; and
- why you believe the decline in fair value of corporate preferred stock is a result of the current interest rate environment.

Please refer to FSP 115-1 and SAB Topic 5.M.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief